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SEC FILE NUMBER
8-70970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FCA Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 Saint Paul Street, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Thornton	(303) 501-8860	steve@taallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Steven Thornton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FCA Capital Markets, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On Jan 24, 2025 before me, Melinda McGregor, Notary
Date — *Here Insert Name and Title of the Officer*

personally appeared Steven L. Thornton
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MELINDA ANN MCGREGOR
COMM # 2467547
Los Angeles County
California Notary Public
Comm Exp Oct. 21, 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Melinda McGregor
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: FCA Capital Markets, LLC Form X-17A-5 Part III

Document Date: 12-31-24 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Steven L. Thornton	Signer's Name: ______
☒ Corporate Officer – Title(s): CCO	☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ______	☐ Other: ______
Signer is Representing: ______	Signer is Representing: ______

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of FCA Capital Markets, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of FCA Capital Markets, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of FCA Capital Markets, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of FCA Capital Markets, LLC's management. My responsibility is to express an opinion on FCA Capital Markets, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to FCA Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the FCA Capital Markets, LLC's financial statements. Supplemental Information is the responsibility of the FCA Capital Markets, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as FCA Capital Markets, LLC 's auditor since 2023.
Tarzana, California
January 31, 2025

FCA Capital Markets LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	442,043
FINRA Flex-Funding Account		395
Prepaid Expenses		237
Total Assets	$	442,675

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to Forum Investment Group (Note 5)	$	17,500
Total Liabilities		17,500
MEMBERS' EQUITY		
Members' Equity		425,175
Total Members' Equity		425,175
Total Liabilities and Members' Equity	$	442,675

The accompanying notes are an integral part of these financial statements

FCA Capital Markets LLC

Statement of Operations
For the twelve months ended December 31, 2024

REVENUES:		
Income	$	0
Total Income		0
EXPENSES:		
Professional Fees		47,155
Regulatory		1,865
Audit		8,000
Accounting & Finance Allocation		27,000
Legal Allocation		24,000
Miscellaneous		1,422
Total Expenses		109,442
LOSS BEFORE INCOME TAXES		(109,442)
Income Tax Expense		0
NET LOSS	$	(109,442)

The accompanying notes are an integral part of these financial statements

FCA Capital Markets LLC

Statement of Changes in Equity

For the twelve months ended December 31, 2024

		Total Equity
Beginning balance December 31, 2023	$	534,617
Net Loss		(109,442)
Ending balance December 31, 2024	$	425,175

The accompanying notes are an integral part of these financial statements

FCA Capital Markets LLC

Statement of Cash Flows
For the twelve months ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(109,442)
Adjustments to reconcile net loss to cash used in operating activities:		
FINRA Flex-Funding Account		237
Prepaid Expenses		8
Net cash used in operating activities		(109,197)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to Forum Investment Group		(11,900)
Net cash used in financing activities		(11,900)
Net cash decrease for period		(121,097)
Cash at beginning of period		563,140
Cash at end of period	$	442,043
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid For		
Interest Expense	$	0
Income Taxes		0

The accompanying notes are an integral part of these financial statements

FCA Capital Markets LLC

Notes to Financial Statements

December 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FCA Capital Markets LLC (the "Company") was formed on June 27, 2022, in the State of Delaware as a limited liability company. The Company was dormant from its inception in 2022 through February 2, 2023, when the Company received approval as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to (1) engage in mutual fund underwriting and sponsorship; and (2) distribute/market investment products for Forum Capital Advisors LLC, Forum Real Estate Group, LLC and Primark Capital. The Company does not hold customer funds or safeguard customer securities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it receives any engagement and retainer fees and satisfies its performance obligations, typically achieved upon the successful closing of one or more transactions under the contract with the respective customer. The company did not earn any fees for the year ended December 31, 2024.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, management has received assurances from Forum Investment Group LLC (the "Parent") that the Parent has the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

The Company's management has reviewed the results of operations for the period of time from its year end December 31, 2024 through January 31, 2025, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2024.

Note 2: INCOME TAXES

For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 3: COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company had no commitment, contingency, guarantee, litigation or other legal action that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024 the Company had net capital of $424,543, which was $419,543 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness of $17,500 to net capital was 0.04 to 1, which is less than the 15 to 1 maximum.

Note 5: RELATED PARTY

The Company has an expense sharing agreement with its affiliate Forum Investment Group to share accounting, finance and legal expenses. The amount of expense sharing during the twelve months ended December 31, 2024 was $51,000. This amount is included in Accounting & Finance Allocation and Legal Allocation on the Statement of Operations. At December 31, 2024 the Company had $17,5000 due to Forum Investment Group related to this expense sharing agreement.

Note 6: Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer Lee Beck as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

FCA Capital Markets LLC

Statement of Net Capital

For the twelve months ended December 31, 2024

	Focus 12/31/24	Audit 12/31/24	Difference
Members equity December 31, 2024	$ 425,175	$ 425,175	$ 0
Subtract - Non allowable assets	(632)	(632)	0
Net Capital	424,543	424,543	0
Minimum net capital	5,000	5,000	0
Excess net capital	$ 419,543	$ 419,543	$ 0
Aggregate indebtedness	$ 17,500	$ 17,500	
Ratio of aggregate indebtedness to net capital	0.04	0.04	

There were no recorded differences between the audit and Focus at December 31, 2024

The accompanying notes are an integral part of these financial statements

FCA Capital Markets LLC

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2024

The Company has no reserve deposit obligations
under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant
to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2024

The Company has no possession or control
obligations under SEC 15c3-3 (b) because it is a "non-covered" firm
pursuant to footnote 74 to SEC Release 34-70073 and therefore
is not subject to the Rule.

FCA Capital Markets LLC

Assertions Regarding Exemption Provisions

We, as members of the management of the Company, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the year ended December 31, 2024. The Company represents that it has not held customer fund or securities, did not carry account of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2024, without exception.

Dated: 1/31/2025

FCA Capital Markets LLC

Name Steve Thornton

CCO & FinOp

Title

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
FCA Capital Markets, LLC
Denver Colorado

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which FCA Capital Markets, LLC, stated that FCA Capital Markets, LLC's, business activities are limited to engage in mutual fund underwriting and sponsorship and distribute/market investment prodcuts, and that it has not held customer funds or securities and that FCA Capital Markets, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC staff on July 1, 2020. FCA Capital Markets, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. FCA Capital Markets, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about FCA Capital Markets, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 31, 2025